

Mail Stop 4628

September 28, 2018

Stephen Kaufer
Chief Executive Officer and President
TripAdvisor, Inc.
400 1st Avenue
Needham, MA 02494

> **Re:**   **TripAdvisor, Inc.**
> **10-K for Fiscal Year Ended December 31, 2017**
> **Filed February 21, 2018**
> **File No. 1-35362**

Dear Mr. Kaufer:

We refer you to our comment letter dated August 13, 2018, regarding business contacts with North Korea, Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
Assistant Director
Division of Corporation Finance

Linda C. Frazier
Vice President and Associate General Counsel
TripAdvisor, Inc.